                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                               Form 11-K


                Annual Report Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934 [Fee Required]
                 For the fiscal year ended December 31, 1996


                     Commission file Number 1-40


A. Full title of the Plans and the address of the Plans, if different from that of the issuer named below: Retirement Savings Plans of Pacific Enterprises and Southern California Gas Company.

B. Name of issuer of the securities held pursuant to the Plans and the address of its principal executive office: Pacific Enterprises, 555 West 5th Street, Suite 2900, Los Angeles, California 90013-1011.

                                               -------------------------------
                                                 RETIREMENT SAVINGS PLANS
                                                 OF PACIFIC ENTERPRISES AND
                                                 SOUTHERN CALIFORNIA
                                                 GAS COMPANY

                                                 COMBINED FINANCIAL STATEMENTS
                                                 AND INDEPENDENT AUDITORS'
                                                 REPORT FOR THE YEARS ENDED
                                                 DECEMBER 31, 1996 AND 1995

RETIREMENT SAVINGS PLANS OF PACIFIC ENTERPRISES AND SOUTHERN CALIFORNIA GAS COMPANY

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           PAGE
INDEPENDENT AUDITORS' REPORT                                                 1


COMBINED FINANCIAL STATEMENTS AS OF DECEMBER 31, 1996 AND 1995 AND
  FOR THE YEARS THEN ENDED:

  Statements of Net Assets Available for Plan Benefits                       2

  Statements of Changes in Net Assets Available for Plan Benefits            3

  Notes to Combined Financial Statements                                  4-11

                                                                   [LETTERHEAD]


INDEPENDENT AUDITORS' REPORT


Retirement Savings Plans of Pacific Enterprises and
  Southern California Gas Company:

We have audited, by Plan and in total, the accompanying combined statements of net assets available for plan benefits of the Retirement Savings Plans of Pacific Enterprises and Southern California Gas Company (the "Plans") as of December 31, 1996 and 1995, and the related combined statements of changes in net assets available for plan benefits for the years then ended. These combined financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, by Plan and in total, in all material respects, the combined net assets available for plan benefits of the Plans as of December 31, 1996 and 1995, and the combined changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
-------------------------

Los Angeles, California
June 13, 1997

RETIREMENT SAVINGS PLANS OF PACIFIC ENTERPRISES AND
SOUTHERN CALIFORNIA GAS COMPANY

COMBINED STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1996 AND 1995 (DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------



                                                          1996                                        1995
                                         --------------------------------------    ------------------------------------------
                                                        SOUTHERN                                    SOUTHERN
                                                       CALIFORNIA                                  CALIFORNIA
                                           PACIFIC         GAS                       PACIFIC           GAS
                                         ENTERPRISES     COMPANY        TOTAL      ENTERPRISES       COMPANY         TOTAL
INVESTMENTS:
  Pacific Enterprises common stock                                                   $  12,685     $  266,279     $  278,964
  Guaranteed interest contracts                                                          3,503         27,868         31,371
  Obligations of U. S. government
    agencies                                                                                               12             12
  Money market                                                                             564          5,903          6,467
  Balanced                                                                               2,734         17,292         20,026
  Diversified                                                                            7,153         50,040         57,193
  Short-term income funds                                                                1,869            819          2,688
  Investment in Master Trust               $  38,502   $  398,405    $  436,907
  Participant loans                              738        9,927        10,665
  Cash                                             7           52            59
                                           ---------   ----------    ----------      ---------     ----------     ----------

      Total investments                       39,247      408,384       447,631         28,508        368,213        396,721
                                                                                     ---------     ----------     ----------

RECEIVABLES:
  Contributions receivable                                                                  71            592            663
  Accrued income                                                                            29            173            202
                                                                                     ---------     ----------     ----------

      Total receivables                                                                    100            765            865
                                                                                     ---------     ----------     ----------

  Interplan transfers                                                                    4,213        (4,213)
                                           ---------   ----------    ----------      ---------     ----------     ----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                           $   39,247   $  408,384    $  447,631      $  32,821     $  364,765     $  397,586
                                           ---------   ----------    ----------      ---------     ----------     ----------
                                           ---------   ----------    ----------      ---------     ----------     ----------



See notes to combined financial statements.

RETIREMENT SAVINGS PLANS OF PACIFIC ENTERPRISES AND
SOUTHERN CALIFORNIA GAS COMPANY

COMBINED STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 1996 AND 1995 (DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------


                                                         1996                                         1995
                                      ----------------------------------------     --------------------------------------
                                                       SOUTHERN                                     SOUTHERN
                                                      CALIFORNIA                                   CALIFORNIA
                                        PACIFIC           GAS                        PACIFIC           GAS
                                      ENTERPRISES       COMPANY         TOTAL      ENTERPRISES       COMPANY          TOTAL
ADDITIONS:
  Investment income:
    Equity in net investment
      income of the Master Trust      $     5,126     $   64,404     $  69,530
    Net (depreciation) appreciation
    in fair value of investments             (927)       (19,779)      (20,706)    $     2,716       $  83,356     $  86,072
    Interest and dividends                    286          4,128         4,414             839          17,989        18,828
                                      -----------     ----------     ---------     -----------       ---------     ---------

        Total investment income             4,485         48,753        53,238           3,555         101,345       104,900
                                      -----------     ----------     ---------     -----------       ---------     ---------

  Contributions:
    Employer                                  869          7,017         7,886             588           6,934         7,522
    Employee                                2,371         18,429        20,800           1,536          19,080        20,616
                                      -----------     ----------     ---------     -----------       ---------     ---------

        Total contributions                 3,240         25,446        28,686           2,124          26,014        28,138
                                      -----------     ----------     ---------     -----------       ---------     ---------

  Litigation settlement                        46              5            51             133           1,481         1,614
                                      -----------     ----------     ---------     -----------       ---------     ---------

        Total additions                     7,771         74,204        81,975           5,812         128,840       134,652
                                      -----------     ----------     ---------     -----------       ---------     ---------

DEDUCTIONS:
  Distributions to employees,
    retirees or their beneficiaries        (3,401)       (28,348)      (31,749)         (2,316)        (41,586)      (43,902)
  Investment fees                             (12)          (162)         (174)
  Other                                       (66)            59            (7)             70                            70
                                      -----------     ----------     ---------     -----------       ---------     ---------

        Total deductions                   (3,479)       (28,451)      (31,930)         (2,246)        (41,586)      (43,832)
                                      -----------     ----------     ---------     -----------       ---------     ---------

INTERPLAN TRANSFERS                         2,134         (2,134)                       20,369         (20,369)
                                      -----------     ----------     ---------     -----------       ---------     ---------

NET INCREASE                                6,426         43,619        50,045          23,935          66,885        90,820

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS:
  Beginning of year                        32,821        364,765       397,586           8,886         297,880       306,766
                                      -----------     ----------     ---------     -----------       ---------     ---------

  End of year                         $    39,247     $  408,384     $ 447,631     $    32,821       $ 364,765     $ 397,586
                                      -----------     ----------     ---------     -----------       ---------     ---------
                                      -----------     ----------     ---------     -----------       ---------     ---------



See notes to combined financial statements.

RETIREMENT SAVINGS PLANS OF PACIFIC ENTERPRISES AND
SOUTHERN CALIFORNIA GAS COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

1.  PLANS DESCRIPTION AND RELATED INFORMATION

    The following description of the Retirement Savings Plans of Pacific Enterprises and Southern California Gas Company (the "Plans") is provided for general information purposes only. Participants should refer to the Plans' documents for a more complete description of the Plans' provisions.

    GENERAL - The Plans are defined contribution plans that provide employees of Pacific Enterprises and Southern California Gas Company or any affiliate who has adopted these Plans (the "Companies" or "Employers") with retirement benefits to supplement benefits provided under the Companies' defined benefit pension plans. Employees may participate after one year of continuous service and may make regular savings investments in Pacific Enterprises, parent company of Southern California Gas Company, common stock and other optional investments permitted by the Plans. The Plans were adopted on October 1, 1964 to allow eligible employees to supplement their retirement needs. The Plans also permit employees to defer part of their earnings on a pre-tax basis.

    ADMINISTRATION - Certain administrative functions are performed by officers or employees of the Companies. No such officer or employee receives compensation from the Plans. Administrative expenses were paid directly by the Companies during 1995 and the three months ended March 31, 1996. Effective April 1, 1996 administrative expenses are passed through to employees by the Plans.

    CONTRIBUTIONS - Contributions to the Plans can be made under the following provisions:

        SALARY DEFERRAL (PRE-TAX AND AFTER-TAX) CONTRIBUTIONS - Pursuant to
        Section 401(a) of the Internal Revenue Code (the "Code"), each participant may contribute, on a pre-tax basis, up to 9% of base pay. Additional after-tax contributions may be made up to a total contribution (before and after-tax) of 14% of each participant's base pay. Total individual pre-tax contributions in calendar years 1996 and 1995 were limited by law to $9,500 and $9,240, respectively.

        EMPLOYER NONELECTIVE MATCHING CONTRIBUTION - The Companies make contributions to the Plans equal to one-half of each participant's contribution, up to the first 6%. The Companies' contributions are invested in Pacific Enterprises common stock. Beginning October 1, 1992, employer contributions have been funded in part from the Pacific Enterprises Stock Ownership Plan and Trust ("ESOP"). At December 31, 1996 and 1995, the value of shares due to the Plans from the ESOP for employer contributions totaled approximately $0 and $663,000, respectively.

    PARTICIPANT ACCOUNTS - Separate accounts are maintained for each participant. Each participant employee is credited with the participant's contributions and an allocation of the Employers' nonelective matching contribution, as well as an allocation of investment earnings of the Plans and fees. Allocations are based on participants' contributions or account balances, as defined.

    VESTING - All participant accounts are fully vested and nonforfeitable at all times.

    INVESTMENT OPTIONS - Beginning April 1, 1996 all investments are held in a Master Trust (see Note 7). Employees elect to have their contributions invested in increments of 10% in the following funds within the Master
    Trust: the Pacific Enterprises Common Stock Fund and the following funds offered by T. Rowe Price, trustee of the Plans: the Blended Stable Value Fund, Personal Strategy Funds (Income, Balanced, and Growth), International Stock Fund, New Horizons Fund, New Income Fund, Prime Reserve Fund, and Equity Index Fund. Prior to April 1, 1996, employees elected to have their contributions invested in increments of 10% in the following funds:
    Pacific Enterprises Common Stock, Guaranteed Interest Contracts, Money Market (Fidelity Daily Income Trust), Balanced (Phoenix Balanced Fund) and Diversified (Mellon Stock Index). Prior to January 1, 1981, participants could contribute to a Government Obligations Fund.

    BENEFIT PAYMENTS - Payments are recorded when paid.

    PLAN TERMINATION - Although they have not expressed any intent to do so, the Companies have the right under the Plans to discontinue their contributions at any time and to terminate the Plans subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF ACCOUNTING - The Plans maintain their combined financial statements on the accrual basis of accounting.

    USE OF ESTIMATES - The preparation of combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the combined financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

    INVESTMENT VALUATION AND INCOME RECOGNITION - The Plans' investments are stated at fair value based on quoted market prices, except for the guaranteed interest contracts, which are valued at contract value. Pacific Enterprises common stock is valued at its quoted market price of $30.375 and $28.25 at December 31, 1996 and 1995, respectively. Effective April 1, 1996, the Plans are valued daily.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    BENEFITS PAYABLE - Net assets available for plan benefits at December 31, 1996 and 1995 include $194,410 and $12,456,000, respectively, for participants who have withdrawn from the Plans but have not yet been paid their vested benefits.

3.  INVESTMENTS

    The Plans' investments were held by Bankers Trust Company of California, N.A. at December 31, 1995 and for the three months ended March 31, 1996 and by T. Rowe Price for the nine months ended December 31, 1996.

    Investments that represent 5% of the Plans' net assets are identified below.


                                                                                    DECEMBER 31,
                                                                           ------------------------------
                                                                              1996           1995
                                                                               (DOLLARS IN THOUSANDS)
       Investments at fair value as determined by quoted market price:
         Common stock -
           Pacific Enterprises common stock                                                $278,964
         Mutual funds:
           Phoenix Balanced Fund                                                             20,026
           Mellon Stock Index Fund                                                           57,193
       Investment at contract value -
         Guaranteed interest contracts of New York Life
           Insurance Company                                                                 31,371
       Investment in Master Trust (Note 7)                                  $436,907



4.  TAX STATUS

    On January 16, 1996 and November 19, 1996, the Internal Revenue Service issued the Pacific Enterprises Plan and Southern California Gas Company Plan, respectively, favorable determination letters stating that each of the Plans is designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"), and the underlying trust is therefore exempt from taxation under Section 501(a) of the IRC. Once qualified, each Plan is required to operate in accordance with applicable sections of the IRC and ERISA. The Plans' administrator and the Plans' tax counsel believe that each Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

5.  SHAREHOLDERS' LAWSUIT

    Relative to a settlement of a shareholders' lawsuit in which the Plans were claimants, the Plans received settlement funds in 1996 and 1995.

6.  PARTICIPANT LOANS

    Effective April 1, 1996, the Plans were amended to allow participants to borrow against the balance in their individual accounts within the Plans.
    A participant is limited to borrowing a maximum of 50% of the present value of his or her account balance or $50,000, whichever is less. The minimum amount which can be borrowed is $1,000, and the fee charged for processing each loan is paid by each participant who takes out a loan. All loans have a maximum repayment period of five years. The interest rate charged is based on 1% above the prime rate as published monthly in the Wall Street Journal, and the rate is fixed for the life of the loan.

7.  INVESTMENTS IN THE MASTER TRUST

    The Plans' assets are held in a trust account at T. Rowe Price, the trustee of the Plans since April 1, 1996, and consist of an interest in the Pacific Enterprises Retirement Savings Plan and the Southern California Gas Company Retirement Savings Plan Master Trust (the "Master Trust"). Use of the Master Trust permits the commingling of the trust assets of the Companies' benefit plans for investment and administrative purposes. The Pacific Enterprises Plan and Southern California Gas Company Plan have an approximate 9% and 91% interest, respectively, in the net assets available for plan benefits of the Master Trust at December 31, 1996.

    Net earnings of the Master Trust are allocated daily by T. Rowe Price to each participating account balance. Net earnings include interest income, dividend income and net appreciation (depreciation) of investments. Benefit payments, contributions, and expenses are made on a specific identification basis.

    The net assets available for plan benefits of the Master Trust at December 31, 1996 are summarized as follows (dollars in thousands):

       Investments at Fair Value:
         Pacific Enterprises Common Stock                           $299,346
         Equity Index Fund                                            71,473
         Personal Strategy Balance Fund                               22,176
         Blended Stable Value Fund                                    26,354
         Prime Reserve Fund                                            9,181
         New Horizons Fund                                             4,334
         International Stock Fund                                      1,833
         Personal Strategy Income Fund                                   524
         Personal Strategy Growth Fund                                 1,122
         New Income Fund                                                 564
                                                                    --------

       Net assets available for plan benefits                       $436,907
                                                                    --------
                                                                    --------

    The changes in net assets available for plan benefits of the Master Trust for the nine months ended December 31, 1996 are summarized as follows by fund (dollars in thousands):


                                                              Pacific        Blended
                                                            Enterprises       Stable     Personal    Personal     Personal
                                                              Common          Value      Strategy    Strategy     Strategy
                                              Totals          Stock            Fund       Income     Balanced      Growth

ADDITIONS:
  Investment income:
    Net appreciation (depreciation) in
      fair value of investments              $  53,094      $  44,450                       $  (3)      1,162        $(21)
    Interest and dividends                      16,436         11,274       $  1,224           30       1,089          83
                                             ---------       --------       --------        -----      ------        ----

         Total investment income                69,530         55,724          1,224           27       2,251          62
                                             ---------       --------       --------        -----      ------        ----

  Contributions:
    Employer                                     5,834          5,834
    Employee                                    15,498          6,327          1,742           68       1,588         150
                                             ---------       --------       --------        -----      ------        ----

         Total contributions                    21,332         12,161          1,742           68       1,588         150
                                             ---------       --------       --------        -----      ------        ----

  Transfer from former trustee                 369,477        250,222         26,593                   21,144
  Litigation settlement                              8
                                             ---------       --------       --------        -----      ------        ----

         Total additions                       460,347        318,107         29,559           95      24,983         212
                                             ---------       --------       --------        -----      ------        ----

DEDUCTIONS:
  Distributions to employees, retirees,
    or their beneficiaries                     (12,549)        (8,063)          (976)          (1)       (654)
  Investment fees                                 (174)          (123)           (13)                      (8)
  Net loans to participants made
    during the period                          (10,665)        (7,299)          (885)          (4)       (485)         (5)
                                             ---------       --------       --------        -----      ------        ----

         Total deductions                      (23,388)       (15,485)        (1,874)          (5)     (1,147)         (5)
                                             ---------       --------       --------        -----      ------        ----

  Interfund and interplan transfers                (52)        (3,276)        (1,331)         434      (1,660)        915
                                             ---------       --------       --------        -----      ------        ----

NET INCREASE                                   436,907        299,346         26,354          524      22,176       1,122

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of period
                                             ---------       --------       --------        -----      ------        ----

    End of period                             $436,907       $299,346        $26,354        $ 524     $22,176      $1,122
                                             ---------       --------       --------        -----      ------        ----
                                             ---------       --------       --------        -----      ------        ----


                                             International      New             New          Prime      Equity
                                                 Stock        Horizons        Income        Reserve     Index
                                                 Fund           Fund           Fund          Fund        Fund

ADDITIONS:
  Investment income:
    Net appreciation (depreciation) in
      fair value of investments                 $   41         $ (255)         $   4                 $  7,716
    Interest and dividends                          51            403             13       $  358       1,911
                                                ------         ------          -----       ------    --------

         Total investment income                    92            148             17          358       9,627
                                                ------         ------          -----       ------    --------

  Contributions:
    Employer
    Employee                                       198            515             68          542       4,300
                                                ------         ------          -----       ------    --------

         Total contributions                       198            515             68          542       4,300
                                                ------         ------          -----       ------    --------

  Transfer from former trustee                                                              8,908      62,610
  Litigation settlement                                                                         8
                                                ------         ------          -----       ------    --------

         Total additions                           290            663             85        9,816      76,537
                                                ------         ------          -----       ------    --------

DEDUCTIONS:
  Distributions to employees, retirees,
    or their beneficiaries                         (49)           (57)           (66)        (762)     (1,921)
  Investment fees                                                  (1)                         (5)        (24)
  Net loans to participants made
    during the period                              (22)           (43)            (7)        (290)     (1,625)
                                                ------         ------          -----       ------    --------

         Total deductions                          (71)          (101)           (73)      (1,057)     (3,570)
                                                ------         ------          -----       ------    --------

  Interfund and interplan transfers              1,614          3,772            552          422      (1,494)
                                                ------         ------          -----       ------    --------

NET INCREASE                                     1,833          4,334            564        9,181      71,473

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of period
                                                ------         ------          -----       ------    --------

    End of period                               $1,833         $4,334          $ 564       $9,181    $ 71,473
                                                ------         ------          -----       ------    --------
                                                ------         ------          -----       ------    --------


8.  ADDITIONAL BY-FUND INFORMATION

    The following presents by-fund information for the three months ended March 31, 1996 and the year ended December 31,1995, prior to the commingling of assets in the Master Trust (dollars in thousands):

    Combined changes in net assets available for plan benefits for the three months ended March 31, 1996:




                                                                            BY-FUND INFORMATION
                                           -------------------------------------------------------------------------------------
                                                     PACIFIC                                                            (P.E.O.C)
                                                   ENTERPRISES GUARANTEED                                                  BT
                                                      COMMON    INTEREST   GOVERNMENT   MONEY                            BALANCED
                                          TOTAL       STOCK     CONTRACTS  OBLIGATIONS  MARKET    BALANCED  DIVERSIFIED  CASH FUND

ADDITIONS:
  Investment income:
    Net (depreciation) appreciation
      in fair value of investments      $ (20,706)   $ (23,686)                                     $   103    $ 2,877
    Interest and dividends                  4,414        3,409    $   367     $    6     $  109         173        349      $   1
                                        ---------    ---------    -------     ------     ------     -------    -------     ------

         Total investment (loss) income   (16,292)     (20,277)       367          6        109         276      3,226          1
                                        ---------    ---------    -------     ------     ------     -------    -------      -----

  Contributions:
    Employer                                2,052        2,052
    Employee                                5,302        2,297        684                   184         595      1,542
                                        ---------    ---------    -------                ------     -------    -------

         Total contributions                7,354        4,349        684                   184         595      1,542
                                        ---------    ---------    -------                ------     -------    -------

  Litigation settlement                        43                                                                              43
                                        ---------                                                                           -----

         Total additions                   (8,895)     (15,928)     1,051          6        293         871      4,768         44
                                        ---------    ---------    -------     ------     ------     -------    -------      -----

DEDUCTIONS:
  Distributions to employees,
    retirees or their beneficiaries       (19,200)     (12,023)    (1,782)       (21)      (782)     (1,188)    (3,367)       (37)
  Other                                        (7)      (1,205)    (1,503)        (1)       425         542      1,735
                                        ---------    ---------    -------     ------     ------     -------    -------      -----

         Total deductions                 (19,207)     (13,228)    (3,285)       (22)      (357)       (646)    (1,632)       (37)
                                        ---------    ---------    -------     ------     ------     -------    -------      -----

  Transfers to successor trustee         (369,477)    (250,221)   (26,593)      (395)    (8,514)    (21,144)   (62,610)
                                        ---------    ---------    -------     ------     ------     -------    -------      -----

NET DECREASE                             (397,579)    (279,377)   (28,827)      (411)    (8,578)    (20,919)   (59,474)         7

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of period                     397,586      279,377     28,827        411      8,578      20,919     59,474        -
                                        ---------    ---------    -------     ------     ------     -------    -------      -----

  End of period                         $       7    $   -        $  -        $  -       $  -       $  -       $  -         $   7
                                        ---------    ---------    -------     ------     ------     -------    -------      -----
                                        ---------    ---------    -------     ------     ------     -------    -------      -----


Combined changes in net assets available for plan benefits for the year ended December 31, 1995.





                                                                            BY-FUND INFORMATION
                                             ------------------------------------------------------------------------------
                                                       PACIFIC
                                                     ENTERPRISES GUARANTEED
                                                       COMMON     INTEREST     GOVERNMENT    MONEY
                                          TOTAL         STOCK     CONTRACTS    OBLIGATIONS   MARKET     BALANCED   DIVERSIFIED


ADDITIONS:
  Investment income:
    Net appreciation in fair value
      of investments                     $ 86,072     $ 69,221                    $   1                  $ 2,303     $14,547
    Interest and dividends                 18,828       13,440     $  2,056          24      $  355        1,644       1,309
                                         --------     --------      -------       -----      ------      -------     -------

         Total investment income          104,900       82,661        2,056          25         355        3,947      15,856
                                         --------     --------      -------       -----      ------      -------     -------

  Contributions:
    Employer                                7,522        7,522
    Employee                               20,616        9,282        3,009                     793        2,415       5,117
                                         --------     --------      -------                  ------      -------     -------

         Total contributions               28,138       16,804        3,009                     793        2,415       5,117
                                         --------     --------      -------                  ------      -------     -------

  Litigation settlement                     1,614          133                                1,481
                                         --------     --------                               ------

         Total additions                  134,652       99,598        5,065          25       2,629        6,362      20,973
                                         --------     --------      -------       -----      ------      -------     -------

DEDUCTIONS:
  Distributions to employees, retirees
    or their beneficiaries                (43,902)     (28,306)      (4,048)        (21)     (1,091)      (3,240)     (7,196)
  Other                                        70       (2,724)      (1,111)         (2)      1,310          266       2,331
                                         --------     --------      -------       -----      ------      -------     -------

         Total deductions                 (43,832)     (31,030)      (5,159)        (23)        219       (2,974)     (4,865)
                                         --------     --------      -------       -----      ------      -------     -------

NET INCREASE (DECREASE)                    90,820       68,568          (94)          2       2,848        3,388      16,108

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                       306,766      210,809       28,921         409       5,730       17,531      43,366
                                         --------     --------      -------       -----      ------      -------     -------

  End of year                            $397,586     $279,377      $28,827       $ 411      $8,578      $20,919     $59,474
                                         --------     --------      -------       -----      ------      -------     -------
                                         --------     --------      -------       -----      ------      -------     -------


9.  MERGER AGREEMENT WITH ENOVA CORPORATION

    On October 14, 1996, Pacific Enterprises and Enova Corporation, the parent company of San Diego Gas and Electric Company, announced an agreement which both Boards of Directors unanimously approved, for the combination of the two companies in a strategic merger of equals. The combination was approved by the shareholders of both companies on March 11, 1997. Completion of the combination remains subject to approval by regulatory and governmental agencies. The impact of the planned transactions on the Plans will not be determined until final approval by the above-mentioned parties and completion of the transactions.

                                        ******

                                   SIGNATURES



    Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans' sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.



                       Retirement Savings Plan of Pacific Enterprises

                                                /s/ G. Joyce Rowland
                                              --------------------------------
Date:   June 25, 1997                         G. Joyce Rowland, Vice President



                 Retirement Savings Plan of Southern California Gas Company


                                                /s/ G. Joyce Rowland
                                              --------------------------------
Date:   June 25, 1997                         G. Joyce Rowland, Vice President